UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aura Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

051526101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) WC

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 630,808
8. Shared Voting Power 38,976,870
9. Sole Dispositive Power 630,808
10. Shared Dispositive Power 38,976,870

11. Aggregate Amount Beneficially Owned by Each Reporting Person 39,607,678

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.89%

14. Type of Reporting Person (See Instructions)

IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) PF

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,431,138
8. Shared Voting Power 39,607,678
9. Sole Dispositive Power 1,431,138
10. Shared Dispositive Power 39,607,678

11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,038,816

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.21%

14. Type of Reporting Person (See Instructions)

IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 32,198,437
9. Sole Dispositive Power 0
10. Shared Dispositive Power 32,198,437

11. Aggregate Amount Beneficially Owned by Each Reporting Person 32,198,437

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.23%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Leverage Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 23,454,006
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,454,006

11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,454,006

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.32%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Aura Systems, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2335 Alaska Avenue, El Segundo, California 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ICM Asset Management ("ICM")
James M. Simmons
Koyah Ventures, LLC ("Koyah Ventures")

Koyah Leverage Partners, L.P. ("Koyah Leverage")
(collectively, the "Filers").

(b) The business address of the Filers is
601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

ICM is an investment adviser registered with the Securities and Exchange Commission and is the investment adviser to investment limited partnerships, including Koyah Leverage, and individual client accounts. Mr. Simmons is the president and controlling shareholder of ICM and the manager and controlling owner of Koyah Ventures. Koyah Ventures is the general partner of investment limited partnerships to which ICM is investment adviser, including Koyah Leverage.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
ICM	Funds under Management(1)	$9,353,202.94
ICM	Working Capital	$ 159,093.10
Mr. Simmons	Personal Funds	$ 656,715.55

(1) Includes funds used to purchase shares held by investment limited partnerships of which Koyah Ventures is the general partner, including Koyah Leverage's funds in the amount of $5,298,318.10.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market price of the Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. The Filers have discussed with management of the Issuer and others financing and other options available to the Issuer. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer as of the date hereof is reflected on that Filer's cover page. ICM is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Koyah Leverage, separately holds more than 5% of the outstanding Stock. Mr. Simmons is the president and controlling shareholder of ICM and the sole manager and controlling owner of Koyah Ventures. As such, ICM and Mr. Simmons share beneficial ownership of all shares of Stock held in ICM client accounts.

(c) ICM, on behalf of client accounts, including Koyah Leverage, effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since the date that this Schedule 13D was last amended.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
ICM	Sale (See note 1)	03/19/04	46,685	$0.065
	Purchase	04/05/04	10,209,878 (See note 2)	See note 3

1. These shares of the Stock were held in a client account that was terminated on the date indicated and liquidated pursuant to the client's instructions. The shares were sold in the open market on a non-discretionary basis in accordance with those instructions.

2. This amount includes 8,167,902 shares of the Stock acquired by ICM on behalf of Koyah Leverage.

3. On March 10, 11 and 18, 2004, the Filers made loans to the Issuer in exchange for Convertible Promissory Notes (the "Notes") that are convertible at the holders' option into securities of the Issuer at a 20% discount to the price paid in the Issuer's next financing that is in the amount of at least $2,000,000. On April 5, 2004, in a private transaction, the Filers made an additional loan of $200,000 to the Issuer with respect to those Notes and received warrants convertible into 10,209,878 shares of the Stock as consideration. These warrants expire on the conversion of the Notes. Because the conversion terms of the Notes cannot yet be determined, the securities into which the Notes would be convertible are not included in the number of shares of the Stock shown above as being beneficially owned by the Filers. The Loan Agreements, Security Agreements and amendments thereto relating to the Notes are exhibits to this Schedule 13D. See Item 7.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Koyah Ventures is the general partner of investment partnerships, including Koyah Leverage, pursuant to agreements of limited partnership that grant to Koyah Ventures the authority, among other things, to invest the funds of Koyah Leverage and such partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to such agreements, Koyah Ventures is entitled to allocations based on assets under management and realized and unrealized gains.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner, including Koyah Leverage, hold warrants to purchase the Stock. The securities for which such warrants are exercisable are included in the total shares of the Stock shown above as being beneficially owned by the Filers. The Warrant Amendment Agreement governing those warrants is an exhibit to this Schedule 13D.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner, including Koyah Leverage, also hold Convertible Promissory Notes that are convertible at the holders' option into securities of the Issuer at a 20% discount to the price paid in the Issuer's next financing that is in the amount of at least $2,000,000. Because the conversion terms of those Notes cannot yet be determined, the securities into which such Notes would be convertible are not included in the number of shares of the Stock shown above as being beneficially owned by the Filers. The Loan Agreements, Security Agreements and amendment thereto relating to those Notes are exhibits to this Schedule 13D.

Koyah Leverage is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Koyah Leverage should not be construed as an admission that it is, and Koyah Leverage disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

*Exhibit B Agreement dated 7/24/03

*Exhibit C Promissory Note (Term) - Koyah Partners, L.P. dated 7/24/03

*Exhibit D Promissory Note (Term) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit E Promissory Note (Multiple Advance) - Koyah Partners, L.P. dated 7/24/03

*Exhibit F Promissory Note (Multiple Advance) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit G Security Agreement dated 7/24/03

*Exhibit H Amendment and Waiver Agreement dated 8/6/03

*Exhibit I Additional Advance Agreement dated 8/18/03

*Exhibit J Stock Pledge Agreement dated 8/18/03

*Exhibit K Amendment Agreement dated 8/21/03

*Exhibit L Second Amendment Agreement dated 9/18/03

*Exhibit M Third Amendment Agreement dated 9/30/03

*Exhibit N Fourth Amendment Agreement dated 10/16/03

*Exhibit O Fifth Amendment Agreement dated 10/27/03

*Exhibit P Sixth Amendment Agreement dated 11/11/03

*Exhibit Q Seventh Amendment Agreement dated 11/25/03

*Exhibit R Eighth Amendment Agreement dated 12/19/03

*Exhibit S Ninth Amendment Agreement dated 01/08/04

*Exhibit T Security Agreement Amendment dated 01/15/04

*Exhibit U Warrant Amendment Agreement dated 01/08/04

*Exhibit V Warrant Koyah Leverage Partners, L.P. dated 01/08/04

*Exhibit W Warrant Koyah Partners, L.P. dated 01/08/04

*Exhibit X Warrant James Simmons dated 01/08/04

*Exhibit Y Warrant Raven Partners, L.P. dated 01/08/04

*Exhibit Z Tenth Amendment Agreement dated 03/10/04

*Exhibit AA Eleventh Amendment Agreement dated 03/11/04

*Exhibit BB Twelfth Amendment Agreement dated 03/18/04

Exhibit CC Thirteenth Amendment Agreement dated 04/05/04
Exhibit DD Warrant Koyah Leverage Partners, L.P. dated 04/05/04
Exhibit EE Warrant Koyah Partners, L.P. dated 04/05/04

*Incorporated by reference to the initial Schedule 13D filed by the Filers with respect to the Stock on March 18, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004

/s/ James M. Simmons	ICM Asset Management, Inc. By: /s/ Robert J. Law, Senior Vice President
Koyah Ventures, LLC By: /s/ Robert J. Law, Senior Vice President	Koyah Leverage Partners, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert J. Law, Senior Vice President